FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number: 333-109343

Paramount Resources Ltd. (Translation of registrant's name into English)

888-3rd Street S.W. Bankers Hall West, Suite 4700 Calgary, Alberta T2P 5C5 Canada (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____ Form 40-F __X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

TABLE OF CONTENTS

The following exhibits are filed as part of this Form 6-K

Exhibit No.

99.1	2006 Second Quarter Report to Shareholders
99.2	Certificate, dated August 14, 2006, of Clayton H. Riddell, Chief Executive Officer, regarding the "Certification of Interim Filings" pursuant to Form 52-109F2
99.3	Certificate, dated August 14, 2006, of Bernard K. Lee, Chief Financial Officer, regarding the "Certification of Interim Filings" pursuant to Form 52-109F2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT RESOURCES LTD. (Registrant)

Date: August 14, 2006	By:	/s/ Charles E. Morin
Name: Charles E. Morin
Title: Corporate Secretary

EXHIBIT INDEX

99.1	2006 Second Quarter Report to Shareholders
99.2	Certificate, dated August 14, 2006, of Clayton H. Riddell, Chief Executive Officer, regarding the "Certification of Interim Filings" pursuant to Form 52-109F2
99.3	Certificate, dated August 14, 2006, of Bernard K. Lee, Chief Financial Officer, regarding the "Certification of Interim Filings" pursuant to Form 52-109F2